April 12, 2010

2840 Highway 95 Alt. S, Suite 7

Silver Springs, NV 89429

519-872-2539

John Reynolds

Assistant Director

Office of Beverages, Apparel and

Health Care Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

China Du Kang Co., Ltd.

Form 10 filed November 10, 2009

Form 10, Amendment 1 filed November 13, 2009

Form 10, Amendment 2 filed December 4, 2009

Form 10, Amendment 3 filed January 21, 2010

File No.: 0-53833

Gentlemen:

Thank you for your letter of comment dated February 17, 2010. For the convenience of the staff, we have sent under separate cover copies of the Amended Form 10 "marked to show changes."  We have followed the numbering system of the Examiner's comment letter unless noted otherwise.

1.

We have filed a sample distributor contract as an exhibit.

2.

We have deleted the references to the market share increase.

3.

We have removed the confusing paragraph entirely.

4.

We have replaced the word “agency” to “distributorship” and filed the agreements as exhibits.

5.

We have revised the discussion to track the subheadings of 101(h)4 and added relevant disclosure to each applicable subheading.

6.

We have named the company and set forth material terms of the sanitation license.

7.

We have changed the word “out” to “our.”

8.

We have substantially rewritten the “Management’s Discussion” section and updated to the 12-31 figures throughout.

9.

We have added further discussion and explanation throughout the “Results of Operations” section.

10.

We have added a separate subheading for “Inventory” and added several paragraphs of clarification on the inventory levels, the required aging of the product, and the industry practices.

One of our subsidiaries, Baishui Dukang is engaged in the distillery business.  Pursuant to the production requirement, it generally stores some of its inventory, mainly the work-in-progress, “liquor base”, which is just distilled from sorghum, beyond one year. We reclassify this portion of inventory as non-current assets.

We disclose our inventory in the notes to financial statements as following:

Note 4- Significant Accounting Policy

Inventory

Inventories are stated at the lower of cost or market value. Actual cost is used to value raw materials and supplies. Finished goods and work-in-progress are valued on the weighted-average-cost method. Elements of costs in finished good and work-in-progress include raw materials, direct labor, and manufacturing overhead.

Baishui Dukang, one of our subsidiaries, is engaged in the distillery business.  Pursuant to the production requirement, it generally stores some newly generated inventory, mainly the work-in-progress, “liquor base”, which is newly distilled from sorghum, beyond one year. We reclassify this portion of inventory as non-current assets, as more fully disclosed in Note 6.

Note 6-Inventory

11.

We have added a new section entitled “Distributorship Agreements”  in the Results of Operations that addresses the agreements and their impact on the Company’s revenues. We authorize liquor manufacturers who comply with our requirements to use certain sub brand names of “Baishui Dukang” to process the production of liquor and to sell to customers within the designated area in a certain period of time. The amount of franchise fee varies based on the sales territory and the number of sub brand names. We generally collect the entire franchise fee when the franchise contract is executed, and then recognize franchise fee revenue over the beneficial period described by the contract, as the revenue is realized or realizable and earned. We also authorize liquor stores who comply with our requirements to exclusively sell certain sub brand names of “Baishui Dukang” products within the designated area in a certain period of time. The amount of franchise fee varies based on the sales territory and the number of sub brand names. We generally collect the entire franchise fee when the franchise contract is executed, and then recognize franchise fee revenue over the beneficial period described by the contract, as the revenue is realized or realizable and earned.

12.

We have added the lease rates and adjusted the table.

13.

We have added a subheading for “Plant and Equipment” and added several paragraphs of disclosure.

14.

We have noted that all of the officers and directors are devoted full time to the Company.

15.

We have added dates to the biographies.

16.

We have revised the headings and added a “Totals” column.

17.

We have revised the chart and added columns for each category of missing information, following the format of Item 404(a)(5) of Regulation SK.

The related-parties include affiliates and individuals. Affiliates are companies which are directly or indirectly, beneficially and in the aggregate, majority-owned and controlled by directors, officers, and principal shareholders of the Company. Individuals include our officers, shareholders, and prior directors of subsidiaries .

loans from related-parties are unsecured, non-interest bearing and have no fixed terms of repayment, therefore, deemed payable on demand.  Cash flows from due from related parties are classified as cash flows from investing activities.  Cash flows from due to related parties are classified as cash flows from financing activities. We also disclose these indebtedness pursuant to Item 404(a)(5) of Regulation S-K, which states “In the case of indebtedness, disclosure of the amount involved in the transaction shall include the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.”

Accordingly, we will revise the indebtedness with related-parties as following:

“Indebtedness:

Due to lack of cash resources, our related-parties have been making loans to our company to finance its operation.  The related-parties include affiliates and individuals.  Affiliates are companies which are directly or indirectly, beneficially and in the aggregate, majority-owned and controlled by directors, officers, and principal shareholders of the Company. Individuals include our officers, shareholders, and prior directors of our subsidiaries.  Loans from these related-parties are unsecured, non-interest bearing and have no fixed terms of repayment, therefore, deemed payable on demand. Accordingly, we have not paid any interest for these loans. The further information of these loans follows:

18.

We have clarified the discussion in Item 10, including adding valuations and have eliminated the discussions of issuances prior to the time required by Item 701 of Regulation SK.

19.

We have clarified the discussion in Item 10 as per the above.

20.

We have revised the figures to correspond to the 250,000,000 actually authorized.

21.

We did believe SAB Topic 5:G is the appropriate accounting principles with which to account for the capital contribution. SAB Topic 5:G states “The staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering normally should be recorded at the transferors' historical cost basis determined under GAAP.” Therefore, we restored the value of the land use right to its historical cost. Since we had recorded the land use right at the appraised value in the intangible asset account and the “Registered capital” account in the equity section, we used a contra-equity account “Registered capital to-be-received” to offset the difference between the appraised value and the historical cost.  To avoid confuse, we will combine the “Registered capital” account and the “Registered capital to-be-received” account into the equity account “Additional paid-in capital” in our financial statements.

22.

We do not own or operate any franchise locations. We will reclassify how each reportable segment distributes products and service to customers in the notes to our consolidated financial statements under the title of “Revenue Recognition”.

23.

We separately explain the recognition policies for product and service in the notes to our consolidated financial statements under the title of “Revenue Recognition”. We do not have multiple elements in arrangements to sell our product and collect franchise fees.

24.

The leased property includes fixed assets and a piece of land that the fixed assets attached. Sanjiu had ceased operation when we executed the lease agreement in 2002.  The Management believed that all the fixed assets had felt within the last 25 percent of their total estimated economic life.  Although the lease term is a 30-year period, the land use right include in the lease has a beneficial life of 50-year.  Therefore, we account for the lease as an operating lease as it does not meet any of the four criteria described in ASC 840-10-25-1.

25.

The table on page 26 in item 3 actually displaces the future minion rental expense for the lease of liquor production facility, while the note under the title “Pension and employee benefits” discloses the pension and employee benefit for our employees.  We will include the future minion rental payment in the note for lease arrangement in compliance with FASB ASC 840-20-50-2.

26.

We will add the following sentence to the notes to consolidated financial statements to disclose the company will be required to make contribution to the reserve funds up the elimination of accumulated deficits:

“The company is required to make contribution to the statutory surplus reserve fund and statutory public welfare reserve fund upon the achievement of positive retained earnings, which means elimination of accumulated deficit and making further positive net income.”

27.

We have filed the exhibits.

28.

We have provided a updated consent letter.

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanks in advance,

Yours very truly,

China Du Kang Co., Ltd.

Wang Youngsheng

GG/js

enclosures